UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MEGA MATRIX INC. (As successor in interest to Mega Matrix Corp.)
(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G6005C 108
(CUSIP Number)

Yucheng Hu

Group 7, Yantai Village, Liaoye Town,

Yingshan, Sichuan, China

＋86 186-8122-7724

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 10, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6005C 108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Yucheng Hu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,963,700(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,963,700(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,963,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 5,933,700 Class B ordinary shares, par value $0.001 (“Class B Shares”), and (ii) 30,000 Class A ordinary shares, par value $0.001 (“Class A Shares”), which are expected to vest from restricted stock units (“RSUs”) under the Amended and Restated 2021 Equity Incentive Plan within 60 days of this date. Each Class B Share is convertible into one (1) Class A Share at the option of the holder. Each Class A Share shall be entitled to one (1) vote, and each Class B Share shall be entitled to fifty (50) votes.

(2)	Percentage calculated based on 40,500,084 Class A Shares outstanding, which is the sum of (i) 34,536,384 Class A Shares issued and outstanding as of November 1, 2024, (ii) 30,000 Class A Shares issuable upon the vesting of RSUs on December 31, 2024, and (iii) 5,933,700 Class B Shares that may be converted by the Reporting Person into an equivalent number of Class A Shares at his sole discretion.

CUSIP No. G6005C 108

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment”), relating to the beneficial ownership of Class A ordinary shares, par value $0.001 per share (“Class A Shares”), of Mega Matrix Inc., a Cayman Islands corporation (“Issuer”), amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 4, 2021 and the Amendment No.1 to the Schedule 13D filed with the SEC on December 13, 2022 for (as amended, the “Original Schedule 13D”) by Mr. Yucheng Hu.

The Original Schedule 13D was initially filed in connection with shares of common stock of Mega Matrix Corp., a Delaware corporation (“MPU DE”). Following the redomicile and merger from MPU DE to Issuer on October 9, 2024, each share of common stock was exchanged for one Class A Share of the Issuer.

The Issuer’s principal executive offices are located at 103 Tampines Street 86 #03-06, The Alps Residences, Singapore 528576, and its phone number is (650) 340-1888.

Item 2. Identity and Background

The person filing this Schedule 13D is Mr. Yucheng Hu (“Reporting Person”):

(a)  Mr. Yucheng Hu, an individual.

(b)  Mr. Hu’s address is Group 7, Yantai Village, Liaoye Town, Yingshan, Sichuan, China.

(c)  Mr. Hu’s present principal occupation is the Chief Executive Officer, President, Director and the Chairman of the Board of Directors of the Issuer.

(d)  During the last five years, Mr. Hu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Mr. Hu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Hu is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

Issuer is authorized to issue shares totaling US$120,000, divided into (i) 100,000,000 Class A Shares of par value US$0.001 each, (ii) 10,000,000 Class B Shares of par value US$0.001 each and (iii) 10,000,000 Preferred Shares of par value US$0.001 each.

●	Class A Shares and Class B Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders.

●	Each Class A Share shall be entitled to one (1) vote on all maters subject to vote at general meetings of the Issuer, and each Class B Share shall be entitled to fifty (50) votes on all matters subject to vote at general meetings of the Issuer.

●	Subject to the memorandum and articles of association and to compliance with all fiscal and other laws and regulations applicable thereto, including the Companies Act (Revised) of the Cayman Islands, and any statutory modification or re-enactment thereof for the time being in force, each Class B Share is convertible into one (1) Class A Share at the option of the holder thereof at any time after issuance and without the payment of any additional sum.

●	Class A Shares are not convertible into Class B Shares under any circumstances.

On December 10, 2024, following Board approval, the Issuer repurchased 5,933,700 Class A Shares from Mr. Hu at par value, or $0.001 per share (“Share Repurchase”), pursuant to the Share Repurchase Agreement dated December 10, 2024. Simultaneously, Mr. Hu subscribed to 5,933,700 Class B Shares at par value, or $0.001 per share, (“Share Subscription”) pursuant to the Share Subscription Agreement dated December 10, 2024. Following the Share Repurchase and Share Subscription (together, “Reclassification”), Mr. Hu beneficially owns 5,963,700 Class A Shares, which consists of (i) 30,000 Class A Shares, issuable upon vesting of restricted stock units (“RSUs”) on December 31, 2024 under the Amended and Restated 2021 Equity Incentive Plan and (ii) 5,933,700 Class A Shares issuable upon the conversion of Class B Shares on a 1:1 basis.

Mr. Hu used personal funds to pay the US$5,933.70 consideration for the Class B Shares.

Item 4. Purpose of the Transaction

The Reclassification was authorized and approved by the Issuer’s board on December 3, 2024 and is intended to support the Issuer’s management team’s ability to implement a sustainable development strategy to fully integrate the Issuer’s strategic objectives. This structure aims to ensure continuity of management, enabling the execution of both short- and long-term business plans without undue influence from external financial market factors, which are often beyond management’s control. Mr. Hu is the Chief Executive Officer, Director, and the Chairman of the Board of the Issuer and will from time to time engage in discussions with the Issuer’s Board and/or members of the Issuer’s management team concerning, without limitation, business, operations, capital structure, governance, management, business plans and strategies of the Issuer.

Following the Reclassification, Mr. Hu beneficially owns 5,963,700 Class A Shares, which consists of (i) 30,000 Class A Shares, issuable upon vesting of restricted stock units (“RSUs”) on December 31, 2024 under the Amended and Restated 2021 Equity Incentive Plan and (ii) 5,933,700 Class A Shares issuable upon the conversion of Class B Shares on a 1:1 basis. As a result, Mr. Hu has sole voting power of 296,715,000 shares (which includes the 296,685,000 votes provided by the Class B Shares voting together as a single class with the Class A Shares, assuming no conversion of Class B Shares) or 5,963,700 votes (assuming full conversion of the Class B Shares).

 The foregoing description of the Subscription Agreement and Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, the form of which is attached as Exhibit 4.1 and Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 10, 2024, and is incorporated herein by reference.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed below, although the Reporting Person may, at any time and from time to time, review or reconsider the position and/or change the purpose and/or formulate plans or proposals with respect thereto:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. As of the date hereof, there are 34,536,384 Class A Shares issued outstanding.

(b)	The following table sets forth the number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power
Yucheng Hu	296,715,000	(1)	296,715,000	(1)	5,963,700	(2)	5,963,700	(2)

(1)	Represents voting power consisting of (i) 30,000 Class A Shares, issuable upon vesting of restricted stock units (“RSUs”) on December 31, 2024 under the Amended and Restated 2021 Equity Incentive Plan and (ii) 5,933,700 Class B Shares, each of which is entitled to fifty (50) votes per Class B Share, reflecting an aggregate voting power of 296,715,000 shares voting as a single class, or 89.57%.

(2)	Mr. Hu beneficially owns 5,963,700 Class A Shares, which consists of (i) 30,000 Class A Shares, issuable upon vesting of restricted stock units (“RSUs”) on December 31, 2024 under the Amended and Restated 2021 Equity Incentive Plan and (ii) 5,933,700 Class A Shares, assuming full conversion of the Class B Shares on a 1:1 basis.

(c)	The information contained in Items 3 and 4 are hereby incorporated herein by reference in entirety.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 above is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit A – Share Repurchase Agreement dated December 10, 2024*
Exhibit B – Share Subscription Agreement dated December 10, 2024**
Exhibit C – Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024***

*	Incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 11, 2024
**	Incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 11, 2024

***	Incorporated by reference to Exhibits 2.1 to MPU DE’s Current Report on Form 8-K filed with the SEC on June 3, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2024

Yucheng Hu

/s/ Yucheng Hu
Name:	Yucheng Hu, an individual

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).